Exhibit 1.01

VIEWRAY, INC.

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2018

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2018 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, (the “Rule”). The Rule was adopted by the Securities and Exchange Commission, (the “SEC”), to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule requires SEC registrants that manufacture or contract for manufacture products that contain Conflict Minerals which are necessary to the functionality or production of those products to file a Form SD Specialized Disclosure Report (“Form SD”) with the SEC and conduct a good faith Reasonable Country of Origin Inquiry (“RCOI”) on those necessary Conflict Minerals. The RCOI should be designed to determine whether any of the necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) or are from recycled or scrap sources. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold, (collectively, the “3TG Minerals”) for purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant determines that the Conflict Minerals originated from sources other than the Covered Countries, or from recycled or scrap sources, it must submit only a Form SD which describes the completed RCOI.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries and has reason to believe that they may not be from recycled or scrap sources, or if it is unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody and must annually submit a CMR, to the SEC that includes a description of those due diligence measures.

Unless otherwise specified, or the context otherwise indicates, all references to “ViewRay,” the “Company,” “we,” “us” and “our” refer to ViewRay, Inc.   Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development (“OECD”), Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (the “OECD Framework”), and related Supplements for 3TG Minerals.

1.	Company and Product Overview

The Company designs, manufactures and markets MRIdian. MRIdian combines magnetic resonance imaging (“MRI”) and external-beam radiation therapy to simultaneously image and treat cancer patients. MRI is a broadly used imaging tool that has the ability to clearly differentiate between types of soft tissue. MRIdian integrates MRI technology, radiation delivery and our proprietary software to locate, target and track soft-tissue tumors, while radiation is delivered. These capabilities allow MRIdian to deliver radiation to the tumor more accurately, while reducing the radiation amount delivered to nearby healthy tissue, as compared to other radiation therapy treatments currently available.

There are two generations of MRIdian: the first generation MRIdian with Cobalt-60 based radiation beams and the second generation MRIdian Linac, with more advanced linear accelerator or ‘linac’ based radiation beams.

Both generations of MRIdian have received 510(k) marketing clearance from the U.S. Food and Drug Administration, and permission to affix the Conformité Européene.

The Company currently market MRIdian through a direct sales force in North America. In the rest of the world, we market MRIdian through a hybrid model of both a direct sales force and distribution network. The Company markets MRIdian to a broad range of worldwide customers, including university research and teaching hospitals, community hospitals, private practices, government institutions and freestanding cancer centers.

Based upon ViewRay’s internal assessment, both MRIdian with Cobalt-60 and MRIdian Linac contain some of the 3TG Minerals.

2.	Supply Chain Overview

Our supply chain is complex, and there are multiple tiers between the Company and the mines where minerals originate. We do not purchase Conflict Minerals directly from mines, smelters or refiners, and tracing these minerals to their sources is a challenge that requires us to rely on our suppliers to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals.

We initially conducted a comprehensive analysis of MRIdian components, then compiled a list of all suppliers. Based on the review of the list and our knowledge of the components, we identified 54 suppliers whose products may contain 3TG Minerals, (the “Potential 3TG Suppliers”). We continue to evaluate our supply chain for additional Potential 3TG Suppliers and then review such suppliers to identify any risks related to Conflict Minerals.

3.	Reasonable Country of Origin Inquiry and Conflict Mineral conclusion

We conducted an analysis of our products and found that 3TG Minerals can be found in MRIdian. Therefore, the products that we manufacture are subject to the reporting obligations of the Rule.

Due to the small size of the Company, the breadth and complexity of MRIdian and the dynamic nature of our supply chain, it is challenging to identify members of the supply chain downstream from our direct suppliers and for some of our direct suppliers to verify the origin of all of the Conflict Minerals used. Using the results of our supply chain due diligence processes, our external consultant reached out to Potential 3TG Suppliers through letters and questionnaires designed to better explain the relevant SEC requirements and due diligence expectations and sought accountability within the supply chain by leveraging the industry standard Conflict-Free Sourcing Initiative (“CFSI”) program. We have adopted the Conflict Minerals Reporting Templates (“CMRT”) established by the CFSI, and obtained through our external consultant the CMRT results for 2018 Potential 3TG Suppliers.

CMRTs were received from 41 of the 54 Potential 3TG Suppliers. Based on the information received, we have concluded that of those 41 suppliers, 7 do not supply 3TG Minerals to ViewRay, 6 sourced 3TG Minerals that come from smelters and refiners that are certified or active in credible conflict free organizations, 9 suppliers are still in the process of evaluation, and 19 suppliers did not provide complete information.

Due to the incomplete information available at this time, we are unable to determine and describe in this report a complete list of either the facilities used to process the Conflict Minerals in our products or the countries of origin of such Conflict Minerals.

4.	Due Diligence Program

Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been designed and developed based on the OECD Framework and the related Supplements for 3TG Minerals. That includes the following measures:

Step 1: Establish strong company management systems;

Step 2: Identify and assess risk in the supply chain;

Step 3: Design and implement strategy to respond to risks;

Step 4: Carry out independent third party audit of supply chain due diligence at identified point in the supply chain; and

Step 5: Report annually on supply chain due diligence.

Establish Strong Company Management Systems

Our Conflict Minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures, a task force with cross functional team members, communication with and engagement of suppliers, compliance processes and measurement, record keeping and escalation procedures.

Conflict Minerals Policy

The Company follows a Conflict Minerals Policy that sets forth the Company’s commitment to avoid using Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. The Company endeavors to ensure that its suppliers will exercise due diligence on the sources of the Conflict Minerals used in components they supply to the Company.

Management Systems and Internal Team

ViewRay has engaged an external consultant to ensure compliance with the Rule. Internally, the taskforce is responsible for the ongoing communication with the Potential 3TG Suppliers; obtaining Conflict Minerals evaluation results; performing the required procedures to ensure that the responses received from the

Potential 3TG Suppliers are adequate in light of the Rule; and dealing with all issues raised in connection with ROCI and the due diligence program.

Maintain Records

ViewRay has established a due diligence compliance process and set forth documentation and record maintenance mechanisms to ensure that the Company retains relevant documentation in a structured electronic database for at least 5 years.

Identify and Assess Risk in the Supply Chain

As described above, we identified the list of suppliers whose products may contain 3TG Minerals through a comprehensive analysis of MRIdian components.

Our external consultant sent letters to our relevant suppliers to explain our objectives in light of obligations required by the Rule. Through our external consultant, we solicited information from our relevant suppliers using the CMRT developed by the CFSI. We reviewed the responses that we obtained and followed up on what we perceived as inconsistent, incomplete or inaccurate responses, and we sent reminders to relevant suppliers who did not respond to our requests for information. We then compared the information provided therein with the CFSI certified smelter list.

Design and Implement Strategy to Respond to Risks

After receiving responses to the CMRTs, we perform due diligence on the information received and follow up with the relevant suppliers, as needed. We communicate with our suppliers regarding the importance of compliance and engage with them to collect, analyze, store and monitor the results of our inquires. Certain members of our management are periodically briefed on the results of our due diligence efforts.

Carry Out Independent Third-Party Audit of Supply Chain Due Diligence

ViewRay does not have direct sourcing relationships with Conflict Mineral smelters or refiners. Where possible, we have relied on third-party assurances and certifications, such as the CFSI’s Conflict Free Smelter Program.

Report Annually on Supply Chain Due Diligence

Our annual Conflict Mineral Report and associated Form SD are filed with the SEC at https://www.sec.gov/edgar and both documents are available on the Company’s internet website at the following link:

http://phx.corporate-ir.net/phoenix.zhtml?c=253882&p=irol-sec.

5.	Results of Assessment

Efforts to Determine Country of Origin of Mine of Conflict Minerals

We believe that implementing the OECD guidelines and using the CMRT to gather information from smelters and refiners is currently the best-known efforts to obtain mine and country of origin information.

Survey Responses

Based on information provided by our 41 Potential 3TG Suppliers who responded to our survey, the results of our due diligence investigations as of the date of this CMR are as follows:

•	7 suppliers do not supply 3TG Minerals to ViewRay.
•	6 suppliers supplied items containing 3TG Minerals that come from smelters and refiners that are certified or active in credible conflict free organizations.
•	9 suppliers are still in the process of evaluation.
•	19 suppliers did not provide complete information.

6.	Continuous Improvement Efforts to Mitigate Risk

As we continue to move forward with our due diligence program, we intend to enhance our supplier communications, training processes to improve due diligence data accuracy and completion. We intend to take the following steps to improve the due diligence that we conduct to further mitigate any risk that the Conflict Minerals in our products could benefit armed groups in the Covered Countries:

•

Periodically engage with suppliers to attempt to increase the response rate to our inquiries and to improve the content of the supplier responses, including responses that were identified as incomplete, inconsistent or inaccurate.

•	Continue to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals.

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Request that any supplier found to be supplying us with Conflict Minerals from sources that support armed conflict in Covered Countries establish an alternative source of Conflict Minerals that does not support such conflict.

•	Validate supplier responses regarding smelters and refiners using information collected from reliable industry certification programs.

•

Continue to compare smelters and refiners identified by our supply chain survey against lists of facilities that have received a third-party “conflict free” designation and track those that have not received such a designation.

•	Continue to report to management on the findings of our supply chain risk assessment.

Caution Concerning Forward-Looking Statements

Any statements contained in this report regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. Examples of forward-looking statements in this document include statements relating to our future plans. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate.

These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. There are a number of factors that could cause events to differ materially from those indicated by the forward-looking statements in this document, including the risks associated with our suppliers not cooperating fully or at all with our efforts. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward-looking statement, except as required by federal securities laws.